Traccom Inc.

P.O. Box 8906

4774 Park Granada, Suite 10

Calabasas, CA 91372

May 11, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Joe McCann, Jordan Metoyer, Li Xiao and Al Pavot

Re:Traccom Inc.

Offering Statement on Form 1-A

File No. 024-10856

Dear Mr. McCann:

We understand that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Traccom Inc. (the “Company”).  We hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Daylight Time on Thursday, May 13, 2021.

We request that a member of the Staff notify us of such qualification by a telephone call to Ms. Lahdan S. Rahmati at (310) 948-9968.  We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Lahdan S. Rahmati via email at lahdan@weintraublawgroup.com.

Sincerely,

Traccom Inc.

By: /s/ Harry Steck

     Harry Steck

     Chief Executive Officer

cc:  Lahdan S. Rahmati, Esq.